IRAN NOTICE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 7, 2019

Re: Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934

Ladies and Gentlemen

Pursuant to section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934 notice is hereby provided that Vodafone Group Public Limited Company has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2019 (pages 28 and 29 of the document), which was filed with the Securities and Exchange Commission on June 7, 2019.

Respectfully submitted,

Vodafone Group Public Limited Company

/s/ R E S MARTIN
Rosemary E S Martin
Group General Counsel and Company Secretary

Vodafone Group Plc

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679